UNIVESCO, INC.
2800 N. Dallas Parkway
Suite 100
Plano, Texas 75093-5994

972/836-8000
972/836-8015 Fax


	April 27, 2005

Cicely Luckey
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Amrecorp Realty Fund II Form
	10-K for the Year ended 12312004

Dear Ms. Luckey,



We have amended the Form 10-K for the period ending December 31, 2004 as per your letter of April 14, 2005. We agree that the auditors name on the opinion page, the disclosures as required by item 302 of Regulation S-K and the signatures page was omitted from the filed copy.


Sincerely,

/s/ Paul Ivanoff
Paul Ivanoff
Treasurer